November 13, 2024

Marc Angell
Chief Executive Officer
Marquie Group, Inc.
7901 4th Street North, Suite 4887
St. Petersburg, FL 33702

       Re: Marquie Group, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 30, 2024
           File No. 333-282356
Dear Marc Angell:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 5 and reissue in part. Please revise to clarify that the ownership of the Series A preferred shares gives Mr. Angell control of the
       Company.
Risk Factors
Our auditor has been charged with violations..., page 7

2. We note your response to prior comment 3. Please disclose that if your independent
       auditor   s work is found to be deficient your financial reporting could be
       questioned leading to potential restatements, delays in regulatory filings or reputational harm.
 November 13, 2024
Page 2

General

3. Please update your financial statements and related disclosure to comply with the requirements set forth in Rule 8-08 of Regulation S-X. Also, please obtain and file an updated consent from your auditor.
4. We note your response to prior comment 7 and reissue in part. Please remove the statement on page 4 that the selling stockholder may sell at prevailing prices and your statements throughout the prospectus that the selling stockholder may sell at negotiated prices.
       Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jeff Turner